UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 25)*


                             TRIARC COMPANIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $.10 PER SHARE
            CLASS B COMMON STOCK, SERIES 1, PAR VALUE $.10 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                        CLASS A COMMON STOCK: 895927 10 1
                        CLASS B COMMON STOCK: 895927 30 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

              PETER W. MAY                        BRIAN L. SCHORR, ESQ.
            280 PARK AVENUE                        CHIEF LEGAL OFFICER
        NEW YORK, NEW YORK 10017               TRIAN FUND MANAGEMENT, L.P.
        TEL. NO.: (212)451-3000                280 PARK AVENUE, 41st FLOOR
                                                 NEW YORK, NEW YORK 10017
                                                 TEL. NO.: (212)451-3000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 16, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Class A Common Stock:  CUSIP No. 895927 10 1
Class B Common Stock:  CUSIP No. 895927 30 9

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        NELSON PELTZ
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [_]
                                                                        (b) [_]
--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        Not applicable
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [_]
        PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER (See Item 5)


                          ------------------------------------------------------
                          8     SHARED VOTING POWER (See Item 5)

    NUMBER OF SHARES            10,608,515 (Class A Common Stock)
   BENEFICIALLY OWNED           13,818,049 (Class B Common Stock)
    BY EACH REPORTING     ------------------------------------------------------
       PERSON WITH        9     SOLE DISPOSITIVE POWER (See Item 5)

                                6,980,117 (Class A Common Stock)
                                8,918,689 (Class B Common Stock)
                          ------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER (See Item 5)


--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON (See Item 5)

        10,608,515 (Class A Common Stock)
        13,818,049 (Class B Common Stock)
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              [_]
        CERTAIN SHARES

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        36.64% (Class A Common Stock)*
        21.55% (Class B Common Stock)*
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        IN
--------------------------------------------------------------------------------

* These percentages are calculated based on 28,952,771 shares of Class A Common Stock and 64,081,445 shares of Class B Common Stock outstanding as of August 5, 2008, as reported in the Company's Form S-4/A, filed on August 14, 2008.

Class A Common Stock:  CUSIP No. 895927 10 1
Class B Common Stock:  CUSIP No. 895927 30 9

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        PETER W. MAY
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [_]
                                                                        (b) [_]
--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        Not applicable
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [_]
        PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER (See Item 5)


                          ------------------------------------------------------
                          8     SHARED VOTING POWER (See Item 5)

    NUMBER OF SHARES            10,712,565 (Class A Common Stock)
   BENEFICIALLY OWNED           13,607,184 (Class B Common Stock)
    BY EACH REPORTING     ------------------------------------------------------
       PERSON WITH        9     SOLE DISPOSITIVE POWER (See Item 5)

                                3,604,648 (Class A Common Stock)
                                4,612,945 (Class B Common Stock)
                          ------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER (See Item 5)


--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON (See Item 5)

        10,712,565 (Class A Common Stock)
        13,607,184 (Class B Common Stock)
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              [_]
        CERTAIN SHARES

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        37.00% (Class A Common Stock)*
        21.23% (Class B Common Stock)*
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        IN
--------------------------------------------------------------------------------

* These percentages are calculated based on 28,952,771 shares of Class A Common Stock and 64,081,445 shares of Class B Common Stock outstanding as of August 5, 2008, as reported in the Company's Form S-4/A, filed on August 14, 2008.

Class A Common Stock:  CUSIP No. 895927 10 1
Class B Common Stock:  CUSIP No. 895927 30 9

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        EDWARD P. GARDEN
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [_]
                                                                        (b) [_]
--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        Not Applicable
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [_]
        PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER (See Item 5)

                                194,370 (Class B Common Stock)
                          ------------------------------------------------------
                          8     SHARED VOTING POWER (See Item 5)
    NUMBER OF SHARES
   BENEFICIALLY OWNED
    BY EACH REPORTING     ------------------------------------------------------
       PERSON WITH        9     SOLE DISPOSITIVE POWER (See Item 5)

                                194,370 (Class B Common Stock)
                          ------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER (See Item 5)


--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON (See Item 5)

        0
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              [_]
        CERTAIN SHARES

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        .003% (Class B Common Stock)*
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        IN
--------------------------------------------------------------------------------

* These percentages are calculated based on 28,952,771 shares of Class A Common Stock and 64,081,445 shares of Class B Common Stock outstanding as of August 5, 2008, as reported in the Company's Form S-4/A, filed on August 14, 2008.

Class A Common Stock:  CUSIP No. 895927 10 1
Class B Common Stock:  CUSIP No. 895927 30 9

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON

        Trian Fund Management, L.P.


        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        20-3454182
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [_]
                                                                        (b) [_]
--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [_]
        PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER (See Item 5)


                          ------------------------------------------------------
                          8     SHARED VOTING POWER (See Item 5)
    NUMBER OF SHARES
   BENEFICIALLY OWNED           0
    BY EACH REPORTING     ------------------------------------------------------
       PERSON WITH        9     SOLE DISPOSITIVE POWER (See Item 5)

                                0
                          ------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER (See Item 5)


--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON (See Item 5)

        0
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              [_]
        CERTAIN SHARES

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        PN
--------------------------------------------------------------------------------

Class A Common Stock:  CUSIP No. 895927 10 1
Class B Common Stock:  CUSIP No. 895927 30 9

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON

        Trian Fund Management GP, LLC


        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        20-3454087
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [_]
                                                                        (b) [_]
--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [_]
        PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER (See Item 5)


                          ------------------------------------------------------
                          8     SHARED VOTING POWER (See Item 5)
    NUMBER OF SHARES
   BENEFICIALLY OWNED           0
    BY EACH REPORTING     ------------------------------------------------------
       PERSON WITH        9     SOLE DISPOSITIVE POWER (See Item 5)

                                0
                          ------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER (See Item 5)


--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON (See Item 5)

        0
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              [_]
        CERTAIN SHARES

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        OO
--------------------------------------------------------------------------------

Class A Common Stock:  CUSIP No. 895927 10 1
Class B Common Stock:  CUSIP No. 895927 30 9

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON

        Trian Partners GP, L.P.


        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        20-3453775
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [_]
                                                                        (b) [_]
--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [_]
        PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER (See Item 5)


                          ------------------------------------------------------
                          8     SHARED VOTING POWER (See Item 5)
    NUMBER OF SHARES
   BENEFICIALLY OWNED           0
    BY EACH REPORTING     ------------------------------------------------------
       PERSON WITH        9     SOLE DISPOSITIVE POWER (See Item 5)

                                0
                          ------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER (See Item 5)


--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON (See Item 5)

        0
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              [_]
        CERTAIN SHARES

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        PN
--------------------------------------------------------------------------------

Class A Common Stock:  CUSIP No. 895927 10 1
Class B Common Stock:  CUSIP No. 895927 30 9

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON

        Trian Partners General Partner, LLC


        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        20-3453595
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [_]
                                                                        (b) [_]
--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [_]
        PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER (See Item 5)


                          ------------------------------------------------------
                          8     SHARED VOTING POWER (See Item 5)
    NUMBER OF SHARES
   BENEFICIALLY OWNED           0
    BY EACH REPORTING     ------------------------------------------------------
       PERSON WITH        9     SOLE DISPOSITIVE POWER (See Item 5)

                                0
                          ------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER (See Item 5)


--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON (See Item 5)

        0
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              [_]
        CERTAIN SHARES

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        OO
--------------------------------------------------------------------------------

Class A Common Stock:  CUSIP No. 895927 10 1
Class B Common Stock:  CUSIP No. 895927 30 9

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON

        Trian Partners, L.P.


        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        20-3453988
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [_]
                                                                        (b) [_]
--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [_]
        PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER (See Item 5)


                          ------------------------------------------------------
                          8     SHARED VOTING POWER (See Item 5)
    NUMBER OF SHARES
   BENEFICIALLY OWNED           0
    BY EACH REPORTING     ------------------------------------------------------
       PERSON WITH        9     SOLE DISPOSITIVE POWER (See Item 5)

                                0
                          ------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER (See Item 5)


--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON (See Item 5)

        0
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              [_]
        CERTAIN SHARES

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        PN
--------------------------------------------------------------------------------

Class A Common Stock:  CUSIP No. 895927 10 1
Class B Common Stock:  CUSIP No. 895927 30 9

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON

        Trian Partners Master Fund, L.P.


        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        98-0468601
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [_]
                                                                        (b) [_]
--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [_]
        PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Cayman Islands
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER (See Item 5)


                          ------------------------------------------------------
                          8     SHARED VOTING POWER (See Item 5)
    NUMBER OF SHARES
   BENEFICIALLY OWNED           0
    BY EACH REPORTING     ------------------------------------------------------
       PERSON WITH        9     SOLE DISPOSITIVE POWER (See Item 5)

                                0
                          ------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER (See Item 5)


--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON (See Item 5)

        0
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              [_]
        CERTAIN SHARES

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        PN
--------------------------------------------------------------------------------

Class A Common Stock:  CUSIP No. 895927 10 1
Class B Common Stock:  CUSIP No. 895927 30 9

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON

        Trian Partners Parallel Fund I, L.P.


        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        20-3694154
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [_]
                                                                        (b) [_]
--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [_]
        PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER (See Item 5)


                          ------------------------------------------------------
                          8     SHARED VOTING POWER (See Item 5)
    NUMBER OF SHARES
   BENEFICIALLY OWNED           0
    BY EACH REPORTING     ------------------------------------------------------
       PERSON WITH        9     SOLE DISPOSITIVE POWER (See Item 5)

                                0
                          ------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER (See Item 5)


--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON (See Item 5)

        0
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              [_]
        CERTAIN SHARES

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        PN
--------------------------------------------------------------------------------

Class A Common Stock:  CUSIP No. 895927 10 1
Class B Common Stock:  CUSIP No. 895927 30 9

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON

        Trian Partners Parallel Fund I General Partner, LLC


        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        20-3694293
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [_]
                                                                        (b) [_]
--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [_]
        PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER (See Item 5)


                          ------------------------------------------------------
                          8     SHARED VOTING POWER (See Item 5)
    NUMBER OF SHARES
   BENEFICIALLY OWNED           0
    BY EACH REPORTING     ------------------------------------------------------
       PERSON WITH        9     SOLE DISPOSITIVE POWER (See Item 5)

                                0
                          ------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER (See Item 5)


--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON (See Item 5)

        0
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              [_]
        CERTAIN SHARES

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        OO
--------------------------------------------------------------------------------

Class A Common Stock:  CUSIP No. 895927 10 1
Class B Common Stock:  CUSIP No. 895927 30 9

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON

        Trian Partners Parallel Fund II, L.P.

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


        87-0763105
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [_]
                                                                        (b) [_]
--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [_]
        PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER (See Item 5)


                          ------------------------------------------------------
                          8     SHARED VOTING POWER (See Item 5)
    NUMBER OF SHARES
   BENEFICIALLY OWNED           0
    BY EACH REPORTING     ------------------------------------------------------
       PERSON WITH        9     SOLE DISPOSITIVE POWER (See Item 5)

                                0
                          ------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER (See Item 5)


--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON (See Item 5)

        0
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              [_]
        CERTAIN SHARES

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        PN
--------------------------------------------------------------------------------

Class A Common Stock:  CUSIP No. 895927 10 1
Class B Common Stock:  CUSIP No. 895927 30 9

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON

        Trian Partners Parallel Fund II GP, L.P.


        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        87-0763102
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [_]
                                                                        (b) [_]
--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [_]
        PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER (See Item 5)


                          ------------------------------------------------------
                          8     SHARED VOTING POWER (See Item 5)
    NUMBER OF SHARES
   BENEFICIALLY OWNED           0
    BY EACH REPORTING     ------------------------------------------------------
       PERSON WITH        9     SOLE DISPOSITIVE POWER (See Item 5)

                                0
                          ------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER (See Item 5)


--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON (See Item 5)

        0
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              [_]
        CERTAIN SHARES

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        PN
--------------------------------------------------------------------------------

Class A Common Stock:  CUSIP No. 895927 10 1
Class B Common Stock:  CUSIP No. 895927 30 9

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON

        Trian Partners Parallel Fund II General Partner, LLC


        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        87-0763099
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [_]
                                                                        (b) [_]
--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [_]
        PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER (See Item 5)


                          ------------------------------------------------------
                          8     SHARED VOTING POWER (See Item 5)
    NUMBER OF SHARES
   BENEFICIALLY OWNED           0
    BY EACH REPORTING     ------------------------------------------------------
       PERSON WITH        9     SOLE DISPOSITIVE POWER (See Item 5)

                                0
                          ------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER (See Item 5)


--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON (See Item 5)

        0
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              [_]
        CERTAIN SHARES

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        OO
--------------------------------------------------------------------------------

Class A Common Stock:  CUSIP No. 895927 10 1
Class B Common Stock:  CUSIP No. 895927 30 9


                        AMENDMENT NO. 25 TO SCHEDULE 13D

      This Amendment No. 25 amends and supplements the Schedule 13D dated October 13, 1992 (the "Original Statement"), as amended and restated by Amendment No. 6 dated May 3, 1993, as amended by Amendment No. 7 dated February 14, 1996, as amended by Amendment No. 8 dated October 13, 1998, as amended by Amendment No. 9 dated March 12, 1999, as amended by Amendment No. 10 dated May 4, 1999, as amended by Amendment No. 11 dated November 12, 2002, as amended by Amendment No. 12 dated April 25, 2003, as amended by Amendment No. 13 dated July 1, 2003, as amended by Amendment No. 14 dated September 24, 2003, as amended by Amendment No. 15 dated December 4, 2003, as amended by Amendment No. 16 dated January 15, 2004, as amended by Amendment No. 17 dated April 20, 2004, as amended by Amendment No. 18 dated June 29, 2004, as amended by Amendment No. 19 dated July 23, 2004, as amended by Amendment No. 20 dated May 23, 2005, as amended by Amendment No. 21 dated January 6, 2006, as amended by Amendment No. 22 dated February 23, 2006, as amended by Amendment No. 23 dated December 26, 2006 and as amended by Amendment No. 24 dated April 23, 2008 (the Original Statement, as so amended shall be known as the "Statement"), with respect to the Class A Common Stock, par value $.10 per share (the "Class A Common Stock"), and the Class B Common Stock, Series 1, par value $.10 per share (the "Class B Common Stock"), in each case of Triarc Companies, Inc., a Delaware corporation and successor by merger to Triarc Companies, Inc., an Ohio corporation formerly named DWG Corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Statement.

      Except as set forth below, there are no changes to the information set forth in the Statement. As noted in Amendment Nos. 14, 15, 16, 17, 18, 19, 20, 21, 22, 23 and 24, all references in the Statement to "Common Stock" shall be deemed to refer to the Class A Common Stock.

Items 2, 4, 5 and 7 of the Statement are hereby amended and supplemented as follows:

Item 2.  Identity and Background

The persons filing this Statement are Trian Partners GP, L.P., a Delaware limited partnership ("Trian GP"), Trian Partners General Partner, LLC, a Delaware limited liability company ("Trian GP LLC"), Trian Partners, L.P., a Delaware limited partnership ("Trian Onshore"), Trian Partners Master Fund, L.P., a Cayman Islands limited partnership ("Trian Master Fund"), Trian Partners Parallel Fund I, L.P., a Delaware limited partnership ("Parallel Fund I"), Trian Partners Parallel Fund I General Partner, LLC, a Delaware limited liability company ("Parallel Fund I GP"), Trian Partners Parallel Fund II, L.P., a Delaware limited partnership ("Parallel Fund II"), Trian Partners Parallel Fund II GP, L.P., a Delaware limited partnership ("Parallel Fund II GP"), Trian Partners Parallel Fund II General Partner, LLC, a Delaware limited liability company ("Parallel Fund II LLC"), Trian Fund Management, L.P., a Delaware limited partnership ("Trian Management"), Trian Fund Management GP, LLC, a Delaware limited liability company ("Trian Management GP", and together with the foregoing, the "Trian Entities"), Nelson Peltz, a citizen of the United States of America, Peter W. May, a citizen of the United States of America, Edward P. Garden, a citizen of the United States of America (the Trian Entities and

Class A Common Stock:  CUSIP No. 895927 10 1
Class B Common Stock:  CUSIP No. 895927 30 9


Messrs. Peltz, May and Garden are sometimes hereinafter referred to collectively as the "Filing Persons").

The principal business address and the address of the principal office of each of the Filing Persons is 280 Park Avenue, 41st Floor, New York, New York 10017. The Filing Persons have entered into a Joint Filing Agreement dated as of September 16, 2008, a copy of which is attached hereto as Exhibit 34.

Trian GP LLC, is the general partner of Trian GP, which is the general partner of the Trian Onshore, Trian Master Fund. Parallel Fund I GP is the general partner of Parallel Fund I. Parallel Fund II LLC is the general partner of Parallel Fund II GP. Parallel Fund II GP is the general partner of Parallel Fund
II. Trian Management GP is the general partner of Trian Management, which serves as (i) the management company for Trian Onshore, Trian Master Fund, Parallel Fund I and Parallel Fund II and (ii) the investment manager for a separate account owned by TCMG-MA, LLC (the "Separate Account"), an indirect subsidiary of the Company. Trian Management has full discretion and authority to make all investment and voting decisions in respect of the Separate Account. Each of Parallel Fund II LLC, Trian GP LLC, Parallel Fund GP and Trian Management GP are owned and controlled by Nelson Peltz, a citizen of the United States of America, Peter W. May, a citizen of the United States of America, and Edward P. Garden, a citizen of the United States of America, who therefore are in a position to determine the investment and voting decisions made by Trian Onshore, Trian GP, Trian GP LLC, Trian Master Fund, Parallel Fund I, Parallel Fund I GP, Trian Management, Parallel Fund II GP, Parallel Fund II LLC, Parallel Fund II and Trian Management GP.

Each of Trian Onshore, Trian Master Fund, Parallel Fund II GP, Trian GP, Parallel Fund I and Parallel Fund II is primarily engaged in the business of investing in securities. Trian GP LLC is primarily engaged in the business of serving as the general partner of Trian GP. Parallel Fund I GP is primarily engaged in the business of serving as the general partner of Parallel Fund I. Parallel Fund II LLC is primarily engaged in the business of serving as general partner of Parallel Fund II GP. Parallel Fund II GP is primarily engaged in the business of serving as the general partner of Parallel Fund II. Trian Management is primarily engaged in the business of serving as a management company for certain of the Trian Entities and as investment manager for the Separate Account. Trian Management GP is primarily engaged in the business of serving as the general partner of Trian Management. Nelson Peltz's present principal occupation or employment is (i) serving as Chief Executive Officer and a founding partner of Trian Management and, as such, managing the investments of Record Holder, Trian GP, Trian Master Fund, Parallel Fund I, Parallel Fund II, and the Separate Account, (ii) serving as Chairman and a director of the Company and (iii) serving as Chairman of Trian Acquisition I Corp. ("Trian Acquisition"). Peter W. May's present principal occupation or employment is (i) serving as President and a founding partner of Trian Management and, as such, managing the investments of the Record Holder, Trian GP, Trian Master Fund, Parallel Fund I, Parallel Fund II, and the Separate Account, (ii) serving as Vice Chairman and a director of the Company and (iii) serving as Vice Chairman and a director of Trian Acquisition. Edward P. Garden's present principal occupation or employment is (i) serving as Portfolio Manager and a founding partner of Trian Management and, as such, managing the investments of the Record Holder, Trian GP, Trian Master Fund, Parallel Fund I, Parallel Fund II, and the Separate Account, (ii) serving as a

Class A Common Stock:  CUSIP No. 895927 10 1
Class B Common Stock:  CUSIP No. 895927 30 9


director of the Company and (iii) serving as President, Chief Executive Officer and a director of Trian Acquisition.

No member of any of the Filing Persons nor any manager, director or executive officer of any of the Filing Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 4.  Purpose of the Transaction.

The Filing Persons are currently the beneficial owners of common stock of Wendy's International, Inc. ("Wendy's"). Upon consummation of the merger between the Company and Wendy's, the Wendy's common stock that is beneficially owned by the Trian Entities will be converted into shares of Common Stock of the Company, and the Trian Entities will become the beneficial owners of shares of Common Stock of the Company.

The Filing Persons intend to review their investment in the Company on a continuing basis. Depending on various factors, including, without limitation, the Company's financial position, results and strategic direction, price levels of the common stock of the Company, conditions in the securities and credit markets and general economic and industry conditions, the Filing Persons may take such actions with respect to their investment in the Company as they deem appropriate. The Filing Persons currently intend to increase their investment in the Company and/or Wendy's through the acquisition of additional common stock of the Company and/or Wendy's. Future acquisitions of common stock of the Company and/or Wendy's will depend, among other things, on market and economic conditions, the Filing Persons' overall investment strategies and capital availability and applicable regulatory and legal constraints, and there can be no assurance that the Filing Persons will acquire additional common stock of the Company or Wendy's. The Filing Persons reserve the right to change their current plans and intentions, which may include a decision not to acquire additional common stock of the Company and/or Wendy's or to sell some or all of their Company common stock in the open market, in private transactions, or otherwise.

Item 5.  Interest in Securities of the Issuer

Part (a) through (c) of Item 5 is amended by adding the following:

            Mr. Garden directly owns and has the sole power to dispose of and the sole power to vote 194,370 shares of Class B Common Stock, which represents approximately .003% of the outstanding shares of Class B Common Stock.

            The Trian Entities currently do not beneficially own any shares of Common Stock of the Company.

Item 7.  Material to be Filed as Exhibits

The following documents are included in this Statement as exhibits thereto:

34. Joint Filing Agreement of the Filing Persons.

                                    SIGNATURE

      After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 16, 2008

                                       TRIAN PARTNERS GP, L.P.

                                       By:    /s/ Edward P. Garden
                                              ----------------------------------
                                       Name:  Edward P. Garden
                                       Title: Member


                                       TRIAN PARTNERS GENERAL PARTNER, LLC

                                       By:    /s/ Edward P. Garden
                                              ----------------------------------
                                       Name:  Edward P. Garden
                                       Title: Member


                                       TRIAN PARTNERS, L.P.

                                       By: Trian Partners GP, L.P.,
                                       its general partner

                                       By: Trian Partners General Partner, LLC,
                                       its general partner

                                       By:    /s/ Edward P. Garden
                                              ----------------------------------
                                       Name:  Edward P. Garden
                                       Title: Member


                                       TRIAN PARTNERS MASTER FUND, L.P.

                                       By: Trian Partners GP, L.P.,
                                       its general partner

                                       By: Trian Partners General Partner, LLC,
                                       its general partner

                                       By:    /s/ Edward P. Garden
                                              ----------------------------------
                                       Name:  Edward P. Garden
                                       Title: Member


              [Signature Page to Amendment No. 25 to Schedule 13D]

                                       TRIAN PARTNERS PARALLEL FUND I, L.P.

                                       By: Trian Partners Parallel Fund I
                                       General Partner LLC, its general partner

                                       By:    /s/ Edward P. Garden
                                              ----------------------------------
                                       Name:  Edward P. Garden
                                       Title: Member


                                       TRIAN PARTNERS PARALLEL FUND I GENERAL
                                       PARTNER, LLC

                                       By:    /s/ Edward P. Garden
                                              ----------------------------------
                                       Name:  Edward P. Garden
                                       Title: Member


                                       TRIAN PARTNERS PARALLEL FUND II, L.P.

                                       By: Trian Partners Parallel Fund II GP,
                                       L.P., its general partner

                                       By: Trian Partners Parallel Fund II
                                       General Partner, LLC, its general partner

                                       By:    /s/ Edward P. Garden
                                              ----------------------------------
                                       Name:  Edward P. Garden
                                       Title: Member


                                       TRIAN PARTNERS PARALLEL FUND II GP, L.P.

                                       By: Trian Partners Parallel Fund II
                                       General Partner, LLC, its general partner

                                       By:    /s/ Edward P. Garden
                                              ----------------------------------
                                       Name:  Edward P. Garden
                                       Title: Member


                                       TRIAN PARTNERS PARALLEL FUND II GENERAL
                                       PARTNER, LLC

                                       By:    /s/ Edward P. Garden
                                              ----------------------------------
                                       Name:  Edward P. Garden
                                       Title: Member


              [Signature Page to Amendment No. 25 to Schedule 13D]

                                       TRIAN FUND MANAGEMENT, L.P.

                                       By: Trian Fund Management GP, LLC,
                                       its general partner

                                       By:    /s/ Edward P. Garden
                                              ----------------------------------
                                       Name:  Edward P. Garden
                                       Title: Member


                                       TRIAN FUND MANAGEMENT GP, LLC

                                       By:    /s/ Edward P. Garden
                                              ----------------------------------
                                       Name:  Edward P. Garden
                                       Title: Member


              [Signature Page to Amendment No. 25 to Schedule 13D]

                                       /s/ Nelson Peltz
                                       -----------------------------------------
                                       Nelson Peltz


                                       /s/ Peter W. May
                                       -----------------------------------------
                                       Peter W. May


                                       /s/ Edward P. Garden
                                       -----------------------------------------
                                       Edward P. Garden


              [Signature Page to Amendment No. 25 to Schedule 13D]

                                  EXHIBIT INDEX

  EXHIBIT                      DESCRIPTION                         PAGE NO.
----------- ------------------------------------------------- ------------------
     1      Stock Purchase Agreement dated as of October 1,   Filed with
            1992 by and between the Purchaser, Posner,        Original Statement
            Posner Trust and Security Management.

     2      Exchange Agreement dated as of October 12, 1992   Filed with
            between the Company and Security Management.      Original Statement

     3      Agreement dated as of October 1, 1992 between     Filed with
            the Company and the Purchaser.                    Original Statement

     4      Agreement of Limited Partnership of the           Filed with
            Purchaser dated as of September 25, 1992.         Original Statement

     5      Joint Filing Agreement of the Purchaser, Peltz    Filed with
            and May.                                          Amendment No. 14

     6      Memorandum of Understanding, dated January 21,    Filed with
            1993, by and between the Purchaser and William    Amendment No. 2
            A. Ehrman, individually and derivatively on behalf of SEPSCO.

     7 Letter dated January 25, 1993 from Steven Posner Filed with to the Purchaser Filed with Amendment (including Amendment No. 2 proposed terms and conditions of Consulting
            Agreement to be No. 2 entered into between the Company and Steven Posner).

     8      Undertaking and Agreement, dated February 9,      Filed with
            1993, executed by the Purchaser.                  Amendment No. 3

     9      Amendment No. 3 dated as of April 14, 1993 to     Filed with
            Agreement of Limited Partnership of the           Amendment No. 4
            Purchaser.

    10      Citibank Loan Documents (Exhibits and Schedule    Filed with
            omitted).                                         Amendment No. 4

    11      Republic Loan Documents (Exhibits and Schedules   Filed with
            omitted).                                         Amendment No. 4

    12      Pledge and Security Agreement, dated as of April  Filed with
            5, 1993, between the Purchaser and Citibank.      Amendment No. 5

    13      Custodial Loan Documents.                         Filed with
                                                              Amendment No. 5

    14      Agreement, dated May 2, 1994 among Nelson Peltz,  Filed with
            Peter W. May and Leon Kalvaria.                   Amendment No. 6

    15      Amended and Restated Pledge and Security          Filed with
            Agreement, dated as of July 25, 1994 between the Amendment No. 6 Purchaser and Citibank.

  EXHIBIT                      DESCRIPTION                         PAGE NO.
----------- ------------------------------------------------- ------------------
    16      Amendment No. 1 dated as of November 15, 1992 to  Filed with
            Agreement of Limited Partnership of the           Amendment No. 7
            Purchaser.

    17      Amendment No. 2 dated as of March 1, 1993 to      Filed with
            Agreement of Limited Partnership of the           Amendment No. 7
            Purchaser.

    18      Amendment No. 4 dated a January 1, 1995 to        Filed with
            Agreement of Limited Partnership of the           Amendment No. 7
            Purchaser.

    19      Amendment No. 5 dated as of January 1, 1996 to    Filed with
            Agreement of Limited Partnership of the           Amendment No. 7
            Purchaser.

    20      BOA Loan documents, as amended (Exhibits and      Filed with
            Schedules omitted).                               Amendment No. 22

            Letter, dated October 12, 1998, from Messrs.      Filed with
    21      Nelson Peltz and Peter W. May to the Company.     Amendment No. 8

    22      Press release, issued by the Company, dated       Filed with
            October 12, 1998.                                 Amendment No. 8

            Letter, dated October 12, 1998, from the Company  Filed with
    23      to Messrs. Nelson Peltz and Peter W. May.         Amendment No. 8

    24      Press release issued by the Company, dated March  Filed with
            10, 1999.                                         Amendment No. 9

    25      Amended and Restated Agreement of Limited
            Partnership of the Purchaser, amended and         Filed with
            restated as of November 11, 2002.                 Amendment No. 11

    26      Pledge Agreement dated April 2, 2001, made by     Filed with
            Peltz Family Limited Partnership, in favor of     Amendment No. 13
            Bank of America, N.A.

    27      Pledge and Security Agreement dated April 2,      Filed with
            2003, made by Peter W. May, in favor of Bank of   Amendment No. 13
            America, N.A. (Schedule II omitted).

    28      Voting Agreement, dated June 26, 2004, by and     Filed with
            among Messrs. Nelson Peltz, Peter W. May and      Amendment No. 18
            Gregory H. Sachs.

    29      Voting Agreement dated July 23, 2004, between     Filed with
            Messrs. Nelson Peltz and Peter W. May.            Amendment No. 19

    30      Pledge and Security Agreement dated July 23,      Filed with
            2004, made by Nelson Peltz, in favor of Bank of   Amendment No. 22
            America, N.A., as amended (Schedule I omitted).

    31      Amendment No. 1 to Pledge and Security Agreement  Filed with
            dated July 23, 2004, made by Peter W. May, in     Amendment No. 19
            favor of Bank of America, N.A.

  EXHIBIT                      DESCRIPTION                         PAGE NO.
----------- ------------------------------------------------- ------------------

    32      Agreement and Plan of Merger, dated April 23,     Incorporated by
            2008, by and among Triarc, Wendy's and Green      reference to
            Merger Sub.                                       Exhibit 2.1 to the
                                                              Company's current
                                                              report on Form 8-K
                                                              filed with the
                                                              Securities and
                                                              Exchange
                                                              Commission on
                                                              April 29, 2008.

    33      Voting Agreement, dated as of April 23, 2008, by  Incorporated by
            and among the Stockholders and Wendy's.           reference to
                                                              Exhibit 99.1 to
                                                              the Company's
                                                              current report on
                                                              Form 8-K filed
                                                              with the
                                                              Securities and
                                                              Exchange
                                                              Commission on
                                                              April 29, 2008.

    34      Joint Filing Agreement of the Filing Persons.     Filed herewith.